FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Research In Motion CEO Provides Business Update	3

Document 1

May 30, 2012
Corrected Release

Research In Motion CEO Provides Business Update

Waterloo, ON - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today provided a business update from Thorsten Heins, the Company’s President and CEO.

“During the Q4 2012 and fiscal year-end financial results conference call on March 29, I said that I would provide our shareholders with candid and timely updates when possible on the progress and challenges RIM is experiencing. While we are no longer giving quantitative financial guidance, I wanted to provide a brief business update at this time, and will provide more details when our Q1 financial results for the quarter ended June 2, 2012 are released on June 28.

In terms of challenges, as I mentioned on the March financial results conference call, RIM is going through a significant transformation as we move towards the BlackBerry 10 launch, and our financial performance will continue to be challenging for the next few quarters. The on-going competitive environment is impacting our business in the form of lower volumes and highly competitive pricing dynamics in the marketplace, and we expect our Q1 results to reflect this, and likely result in an operating loss for the quarter.  We are continuing to be aggressive as we compete for our customers’ business – both enterprise and consumer – around the world, and our teams are working hard to provide cost-competitive, feature-rich solutions to our global customer base.  On the positive side, we expect to further increase our cash position in Q1 from the approximately $2.1 billion we had at the end of fiscal 2012.

Despite the current challenges, we have made significant progress on a number of fronts in the past few months:

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Our annual BlackBerry World conference and BlackBerry 10 Jam took place earlier this month and both were tremendously successful.  More than 5,000 developers, partners, carriers and enterprise customers from 115 different countries saw the first glimpses of our next-generation BlackBerry 10 platform and their response was encouraging.

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Our developer partners have been enthusiastic with the BlackBerry 10 Dev Alpha prototype unit we distributed at BlackBerry World and many are well underway in developing applications to be ready for the launch of BlackBerry 10 in the latter part of calendar 2012.

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The support and enthusiasm from our developer community is also reflected in our app growth, where we now feature more than 80,000 apps, which represents a 220% increase from one year ago, and more than 15,000 apps for PlayBook compared to less than 2,000 last year. We believe this bodes well for our ecosystem as we get set to launch BlackBerry 10.

-	We are making steady progress with the innovation of our next-generation BlackBerry 10 mobile computing platform, which is still on track to launch in the latter part of calendar 2012.
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Our global subscriber base continued to grow this quarter to approximately 78 million, driven primarily by growth in international markets, which is partially offset by high churn in the United States, and our BBM user base has grown to approximately 56 million users globally.

-	Our strong brand internationally was recently enhanced with the successful launch of two new BlackBerry 7 phones in India and Latin America.

We continue to make strategic changes to RIM’s senior management team with the hiring of two key new members to RIM’s executive leadership team. Kristian Tear, our Chief Operating Officer, whose background also includes extensive experience in international sales in Europe, Asia and Latin America, and Frank Boulben, our Chief Marketing Officer, who will provide our team with deep experience in the mobile computing and communications industry.  Both will assist me and the existing executive team as we continue to make the organizational changes necessary to position RIM for the future and prepare for the launch of our new BlackBerry 10 platform.

The CORE (cost optimization and resource efficiency) program we told you about previously is focused on delivering key operational savings through various initiatives. The financial objectives for the CORE program are targeted to drive $1 billion in savings by the end of fiscal 2013, based on our Q4 run rate. We are targeting better efficiency and use of resources in our sales and marketing initiatives to effectively leverage marketing windows and evaluate our country portfolio to determine where it makes sense for us to prioritize our efforts.  We will also continue to review RIM's organizational structure and clearly define accountabilities for all key businesses and business processes with a goal of eliminating fragmentation, duplication and inefficiencies.  While there will be significant spending reductions and headcount reductions in some areas throughout the remainder of the fiscal year, we will continue to spend and hire in key areas such as those associated with the launch of BlackBerry 10, and those tied to the growth of our application developer community. We will share more details regarding our progress throughout the year as programs are implemented or changes are completed.

To further enhance our commitment to successfully completing our transformation, after the release of our year-end financial results, we engaged J.P. Morgan Securities LLC and RBC Capital Markets to assist the Company and our Board of Directors in reviewing RIM’s business and financial performance.  These advisors have been tasked to help us with the strategic review we referenced on our year-end financial results conference call and to evaluate the relative merits and feasibility of various financial strategies, including opportunities to leverage the BlackBerry platform through partnerships, licensing opportunities and strategic business model alternatives.

Although we are facing challenges, we remain excited about BlackBerry 10 and believe that this platform coupled with the results of the strategic review will create long-term value for our stakeholders.  We will provide another more detailed business update when we report our first quarter results in June.”

Q1 Results Conference Call Details
RIM will be reporting results for the first quarter of fiscal 2013 on June 28, 2012 after the close of the market. The Company will discuss today’s announcement and first quarter fiscal 2013 results on a conference call and live webcast beginning at 5 pm ET, June 28, 2012. The call can be accessed by dialing 1-800-814-4859 or at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing 1-416-640-1917 and entering passcode 4501363#. A replay of the webcast will be available clicking the link above. The replay will be available until midnight ET July 12, 2012. The conference call will also appear on the RIM website live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.
###

Media Contact:
Tenille Kennedy
RIM Corporate Communications
tkennedy@rim.com
519-597-3684

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: RIM’s intention to provide shareholders with updates, when possible, relating to RIM’s progress and challenges; RIM’s transformation as it moves towards the BlackBerry 10 launch; RIM’s expectation that the business will continue to be challenging for the next few quarters; the effects of the intense competition in the wireless communications industry, and RIM’s plans and strategies to address competition; RIM’s current expectations regarding its financial performance in Q1 of fiscal 2013, and its anticipated cash position at the end of the quarter; RIM’s expectations and beliefs relating to the support of its developer partners and the development of its ecosystem in advance of the launch of BlackBerry 10; the anticipated timing of the launch of RIM’s BlackBerry 10 platform; the anticipated benefits of recent strategic changes to RIM’s senior management team and the hiring of outside advisors; RIM’s plans and expectations relating to the CORE program; and RIM’s expectation that it will be able to create long-term value for its stakeholders.  The terms and phrases “would”, “will”, “transformation”, “move towards”, “continue”, “ongoing”, “expect”, “likely”, “well underway”, “to be ready”, “believe”, “progress”, “still on track”, “position RIM for the future”, “prepare for the launch”, “targeted”, “goal”, “accelerating”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, the timing and success of new product introductions, RIM’s expectations regarding its business, strategy, opportunities and prospects, and RIM’s confidence in the cash flow generation of its business.  Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: RIM’s ability to enhance current products and develop new products and services in a timely manner or at competitive prices, including risks related to further delays in new product introductions, such as the Company’s BlackBerry 10 smartphones; risks related to intense competition, including RIM’s ability to compete in the tablet market, strategic alliances or transactions within the wireless communications industry, and risks relating to RIM’s ability to maintain or grow its services revenues; RIM’s reliance on carrier partners and distributors; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenue and reputational damage associated with service interruptions; RIM’s ability to manage inventory and asset risk; RIM’s ability to implement and realize the anticipated benefits of its Cost Optimization Program and CORE program; RIM’s ability to maintain or increase its cash balance; security risks and risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; RIM’s ability to attract and retain key personnel; RIM’s ability to adapt to recent management changes and fill vacant key management positions; RIM’s reliance on suppliers of functional components for its products and risks relating to its supply chain; RIM’s ability to maintain and enhance the BlackBerry brand; risks related to RIM’s international operations; risks related to government regulations, including regulations relating to encryption technology; RIM’s reliance on third-party network infrastructure developers, software platform vendors and service platform vendors; RIM’s ability to expand and manage its BlackBerry App World applications catalogue; RIM’s reliance on third-party manufacturers; potential defects and vulnerabilities in RIM’s products; risks relating to litigation, including litigation claims arising from the Company’s past practice of providing forward-looking guidance; RIM’s ability to manage its past growth and its ongoing development of service and support operations; potential additional charges relating to the impairment of goodwill or other intangible assets recorded on RIM’s balance sheet; disruptions to RIM’s business as a result of shareholder activism; risks related to intellectual property; and difficulties in forecasting RIM’s financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 30, 2012	By:	\s\ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer